

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via E-mail
Steven J. Douglas
Brookfield Property Partners L.P.
Three World Financial Center
11th Floor
New York, NY 10281-1021

> **Re: Brookfield Property Partners L.P.**
> **Amendment No. 5 to Registration Statement on Form 20-F**
> **Filed December 13, 2012**
> **File No. 001-35505**

Dear Mr. Douglas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Under Section 3(a)(1)(C) under the Investment Company Act of 1940 ("ICA") ''investment company" means, among others, "any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

Under Section 3(a)(2) of the ICA, the term ''Investment securities'' includes all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Sections 3(c) (1) or (7) of the ICA.

(a) Please provide further information necessary to conduct an analysis under Section 3(a)(1)(C) under the ICA for Brookfield Property Partners L.P. ("Company"), including, but not limited to, each of its subsidiaries. In particular, please explain if the Company's limited partner investment in Brookfield Property L.P. ("Property Partnership") represents ownership of more than 40% of the Company's assets (exclusive of cash) in equity interests of a majority-owned subsidiary.

(b) Please explain whether the offering by the Company should be considered an indirect offering of the Property Partnership. In particular, please explain whether the use of proceeds of the offering (Registration Statement, p. 140), under which it appears that proceeds may be invested in a fund relying on the exception from the definition of investment company in Sections 3(c) (1) or (7) of the ICA is consistent with applicable law. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the ICA as applied to the registration requirements for investment companies.

(c) With reference to your chart on Registration Statement page 60, confirm whether Brookfield Asset Management Inc. ("BAM"), as the apparent sole shareholder of the BPY General Partner, has full ownership of the voting securities of the Company.

(d) Describe whether any persons other than BAM have the ability to remove and appoint directors of the BPY General Partner board, specifically whether any limited partners have the ability to vote to remove and appoint directors.

(e) In the response, comment specifically on the "Voting Agreement" (Registration Statement, p. 42 and 60 footnote 2, 136) and how the provisions of the Voting Agreement are consistent with the following statements made in the BAM September 2012 statement ("BAM Statement"): (*See* http://www.brookfield.com/_Global/42/img/content/File/Investor%20Relations/Prese ntations/2012/F_BPY_Summary_Sep_2012.pdf)

- "Brookfield will retain full control through the GP ownership." (BAM Statement, p.6)
- "Following the spin-off, Brookfield shareholders are currently expected to hold approximately a 10% interest in the underlying BPY business and Brookfield is currently expected to hold approximately a 90% interest." (BAM Statement, p.6)

2. Under Section 3(a)(1)(A) an issuer may be deemed to be an "investment company" if it "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." Comment on whether the Company is holding out as an investment company, particularly given the following public statements:

- "We strive to invest at attractive valuations, capitalizing on distress situations where possible, creating opportunities for superior valuation gains and cash flow returns, and to monetize assets at appropriate times to realize value." (Registration Statement, p. 38)

- "Through BPY's investments in private funds, shareholders will be able to participate in transactions typically only available to large institutional investors." (BAM Statement, p. 3)

- "We are not passive portfolio investors, but look to have control or significant influence over our investments. Therefore, should BPY wish to monetize an investment, change a dividend policy or alter its strategic direction, we should generally be able to do so."(BAM Statement, p. 3)

- "Strong returns: Sustainable and growing cash flows underpinned by a high quality asset base, quality tenant base and long-term lease expiry profile…This, combined with our opportunistic investing activities and the portfolio's development potential, should make BPY attractive to both income and growth-oriented investors." (BAM Statement, p.5)

3.   Confirm whether the Company intends to rely on an exception or exclusion from the definition of "investment company" in the ICA after the spin-off. For example, if the Company intends to rely on Section 3(c)(5)(C) under the ICA, please provide a complete analysis of the basis for such reliance.

4.   We note Brookfield Asset Management's earnings call on November 9, 2012. In particular, we note the statement by Brian Lawson, CFO of Brookfield Asset Management, in reference to Brookfield Property Partners that: "Until investors have time to share our vision of where we are going to take this business, we have decided to pay out a larger amount of initial cash flow that we might normally distribute to shareholders. This should ensure that even in the early stages of the launch of the company, we will find an attractive shareholder base." We further note the disclosure on page 45 that you have established the initial distribution level and targeted distributions growth based on your projections for the amount of FFO that will be generated by you in the short to medium term. Finally, we note the disclosure toward the bottom of page 45 that your proposed distribution amounts are significantly greater than your projected cash flow from operations. Please revise this section and the risk factor section to reconcile these statements.

5.   We note that you no longer use the title "IFRS Value" to refer to your equity in net assets attributable to parent company; however, it does not appear that you applied this change consistently throughout your document (e.g., on page 9 and 43). Please further revise or advise.

Risk Factors, page 8

6.   We note your risk factor on page 8 that you rely on the property partnership and, indirectly, the holdings entities and your operating entities to provide you with the funds necessary to pay distributions and meet your financial obligations. We further note your risk factor on page 21 that Brookfield will exercise substantial influence over you.

- This structure appears to be similar to pyramid control companies. Please revise your risk factor disclosure to specifically describe the risks relating to pyramid control companies, including but not limited to (i) separation of economic interests from control, (ii) the ability to incur debt at multiple levels, and (iii) the ability to transfer assets at non-arms-length values.

- We note your disclosure on page 191 that the BPY General Partner has sole authority to determine whether you will make distributions and the amount of timing of these distributions. Please revise your risk factor disclosure to describe the risks associated with the incentive to increase the dividend payout in light of the fee structure, including the equity enhancement and incentive distributions.

Operating Platforms, page 48

7.   We note the tables presented on pages 50 and 54 and your response to our prior comment 4 in your letter to us dated August 6, 2012. We also note that you now present the Redemption-Exchange Units as non-controlling interest in the pro forma financial statements. Since this table is intended to reflect your economic interests in the underlying properties, please revise to include a pro forma column net of non-controlling interests that properly reflects the assets that will be directly attributable to your company.

8.   We note your disclosure regarding the properties in your operating platforms. To the extent that such properties are not consolidated in your financial statements, please revise to disclose these properties separately and highlight the differences in your control over these properties. For example only, we note the disclosure on page 53 and the table on page 54 regarding the retail properties, which appear to include all of retail assets of GGP inside the United States.

Item 5. Operating and Financial Review and Prospects, page 67

9.   We note your description of your performance measures at the beginning of your discussion of operating results and your presentation of these measures for the company as a whole as well as on a segment basis in the tables on pages 73, 74, and 89. We also note that the measures presented for the company as a whole are non-IFRS measures since they are not required to be disclosed by IFRS. In this regard, please clearly identify the measures as non-IFRS.

10.   Please move the tables that include the non-IFRS measures for the company as a whole after the discussion and analysis of segments.

11.   We note that your current MD&A analysis focuses on your segment performance measures and provides in depth analysis of these measures. We also note that you have only provided a high level overview of the highlights of your consolidated operating results. In this regard, please note that segment analysis should be used to supplement your discussion and analysis of the line items presented within your audited financial statements and to assist a reader to understand the consolidated amounts, but it should not replace or obscure a discussion and analysis of the specific financial statement line items utilized within your consolidated statement of operations. The underlying reasons for the change in each line time of the statements of operations should be clearly and thoroughly discussed. For example, we note that your NOI segment performance measures encompass the financial line items commercial property revenue, hospitality revenue, direct commercial property expense, and direct hospitality expense.   The in-depth analysis you provide of the factors that caused fluctuations in your NOI should address separately each of the financial line items that make up NOI. Furthermore, the discussion of these factors and line items should be included within your discussion of your consolidated results of operations with additional supplemental non-duplicative segment analysis, as necessary.   Please revise accordingly.

12.   Further to our above comment, since you include a discussion and analysis of your segment performance measures, you should also include a complete discussion of the reconciling items that are not allocated to each of the segment performance measures. For example, we note that depreciation and amortization of real estate assets is excluded from NOI, but included in your calculation of Total Return, fair value gains on your share of equity accounted income is excluded from your calculation of FFO, but included in your calculation of Total Return, and income tax expense is excluded from any of your segment performance measures.   Please revise as necessary and refer to Question 104.02 of our Non-GAAP Interpretations.

Commercial Property Operations of Brookfield Asset Management, Inc.

Note 7 – Equity Accounted Investments, page F-22

13.   We have considered your response to comment seven and note that the carrying value of the investment in GGP at December 31, 2011 was 40% above the fair value of the common stock of GGP owned, based on the publicly traded price of GGP's common stock as of December 31, 2011. Please tell us how you assessed this difference when determining whether there was any objective evidence that your investment may be impaired, since this appears to be a potential impairment indicator. If an impairment test was performed, please tell us in sufficient detail how you determined that no impairment existed. Your response should also discuss and highlight the various factors that would

contribute to such a significant difference between the IFRS fair value of your interest in GGP's investment property and the fair value of your common stock in GGP. Please expand your disclosure to discuss your consideration of impairment; if an impairment test was performed, disclose the significant assumptions relied upon to determine that no impairment existed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, ACA, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel